Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

COMPANY CONFIDENTIAL

NUANCE/SCANSOFT

MERGER ANNOUNCEMENT

FREQUENTLY ASKED QUESTIONS

FOR

NUANCE EMPLOYEES

9 May, 2005

COMPANY CONFIDENTIAL

Q.	How does this merger benefit Nuance employees?

A.	The merger presents an opportunity to expand our leadership in the speech solutions market. Nuance employees will be part of a new company better positioned to meet the challenges of an increasingly competitive market – a company with greater assets, a strengthened international presence, and more resources. Nuance employees will also gain the opportunity to participate in the development, sale and support of a broader set of speech offerings. And because they’ll be part of a larger company there will greater potential for career growth opportunities.

Q.	What are the timelines and key events which have to happen between now and close of the transaction?

A.	The next key steps in the process include obtaining approval relative to the Hart-Scott-Rodino act (HSR), approval by the shareholders of each company and finally, the closing. In the normal circumstance, we could expect 90 to 120 days from signing the definitive merger agreement to closing of the transaction. During this period and once HSR approval has been granted, the two organizations will begin integration planning.

Q.	Why were employees and potential candidates for hire not made aware of this agreement in advance of the public announcement?

A.	Merger negotiations must be kept strictly confidential until the two companies have signed a definitive agreement. Prior to the announcement on May 9, there was no public information available on this transaction. After the close, there will be opportunities for many Nuance employees to continue on with the new organization. It’s very important that all employees conduct business as usual, and when new and pertinent information is available, it will be made available.

COMPANY CONFIDENTIAL

Q.	What will happen to current open job requisitions at both companies?

A.	Until the transaction closes, both companies will conduct business as usual—including recruiting and hiring. However, the management teams from both companies will be carefully assessing their current openings to ensure that external recruitment is pursued only for roles that are unique or that cannot be fulfilled by employees from either company.

Q.	How will my job duties change between now and the effective date of the acquisition?

A.	It is important to understand that until the transaction closes, Nuance and ScanSoft remain independent companies. First and foremost, both companies will be focused on accomplishing their current business goals. Some functional groups within the company may experience a shift in duties to help drive the various components of this transaction to closure. Your manager will let you know if and when that might be the case for your work assignments.

Q.	If I’m retained after the acquisition, will my job duties change? Will I have to move?

A.	Those retained after the acquisition, may move into jobs quite similar to existing positions at Nuance, or may move into new areas of work. As for moving, again, there may be interesting, new opportunities at other locations, or there may be ample opportunities at your current location. Beyond that, it’s simply too early in the process to provide more detail than what’s already been stated. As soon as new information becomes available, we will work to inform you as quickly and as thoroughly as possible.

Q.	If I’m retained after the acquisition, will my pay and benefits change?

A.	Both companies share similar philosophies around compensation, benefits, and policy. Between now and the close of the transaction, the integration team will conduct a detailed review of all compensation and benefit plans around the world and make recommendations for consolidation. Any changes to compensation packages, benefit programs or policies will be communicated upon finalization and effective post-closing. In the interim, Nuance’s current benefit plans will continue to cover you and your family up until the close of the transaction.

COMPANY CONFIDENTIAL

Q.	I’m a contractor. How does this announcement affect me?

A.	You and your manager should both be focused on driving business as usual. Until otherwise notified, you should continue to do the work outlined in your current, described deliverables.

Q.	Are there certain things employees can and cannot do between today and when the deal closes?

A.	First, stay focused on our business—we must continue to operate independent of ScanSoft until the close of the transaction. Our future success as a combined company is critically dependent upon how successful each company is in executing its own business strategy today. Further, we encourage you to be supportive of the integration process.

On the “cannot do” list, it is critical that you remember that the two companies must operate as independent entities until the time the deal closes. That means there can be no collaboration with ScanSoft on customer deals, partnering arrangements, pricing, products etc. The only collaboration that can occur is relative to integration planning, which will be a tightly controlled process.

Q.	What are our plans to communicate the impact of this announcement to our existing customers and when will they be notified? To prospects? Partners?

A.	The customer and partner outreach program will commence on the day of the announcement and continue on a reasonable basis until all customers and partners have been informed.

Q.	Who should I refer calls to concerning press, analyst or investment inquiries?

A.	All calls of this nature should be referred to Matt Keowen in Marketing or Karen Blasing in Finance. Please remember that we have a strict policy in place and that employees are not permitted to directly speak to investors, press, analysts or other similar parties.

COMPANY CONFIDENTIAL

Q.	What happens to the Employee Stock Purchase Plan (ESPP)?

A.	If the merger transaction closes prior to the end of the purchase plan period, that began May, 2005, the ESPP plan will terminate immediately prior to the Close Date, i.e. at a date that will ensure that all purchase and administrative actions can occur and the ESPP can be terminated, prior to the Close Date. Otherwise, all other terms and procedures still apply, including withdrawal and contribution considerations.

Q.	Is there any point in going through the focal review process?

A.	Absolutely. Every manager will complete a performance review for every employee with a start date prior to January 1, 2005. Performance reviews are the documentation of achievements over the previous twelve months, inclusive of setting goals and objectives and discussion and suggestions for career development. It is important to discuss past accomplishments, to understand strengths that can be enhanced even further, and to highlight future development areas.

Q.	How does this change our message to customers and what we sell?

A.	Until this transaction is closed, ScanSoft and Nuance remain independent companies and must continue to operate their respective businesses as usual. All existing, currently supported Nuance and ScanSoft products will continue to receive support to protect customers’ significant investment and to maintain the two companies’ commitments to customers’ success. As demonstrated from past integrations, ScanSoft plans the future version of the combined product set to provide full, backward compatibility for existing installations, regardless of whether they were a ScanSoft or a Nuance customer.

Q.	As a sales rep, under what circumstances can I, or should I, engage w/ my ScanSoft counterpart?

A.	Please do not, under any circumstances, contact your ScanSoft equivalent to begin customer strategizing, or have any conversations with your customers or business partners about the combination of products and solutions. Again, until this transaction is closed, ScanSoft and Nuance remain independent companies and need to continue to operate their respective businesses as usual.

COMPANY CONFIDENTIAL

Q.	Can I still sell Nuance products and services? Will I be able to sell any ScanSoft products (and get paid on them)?

A.	Until this transaction is closed, ScanSoft and Nuance remain independent companies and need to continue to operate their respective businesses as usual which includes still providing Nuance solutions to customers. This also means that prior to close Nuance will not be selling ScanSoft products.

Q.	I have a number of qualified Q2 and Q3 ‘05 prospects in my pipeline. Do I have to turn these prospects over to ScanSoft?

A.	For prospective customer opportunities, nothing changes. You should aggressively continue with your selling efforts, completely separate to and independent of any interaction with ScanSoft.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the

COMPANY CONFIDENTIAL

transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.